Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 22 DATED APRIL 5, 2021

TO THE PROSPECTUS DATED APRIL 16, 2020

We are providing this Supplement No. 22 to you in order to supplement our prospectus dated April 16, 2020 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose information about the Company’s portfolio.

Our Portfolio

The following disclosure adds a new sub-section entitled “ATA Title Company” under the section “Our Portfolio” which appears on page 90 of the Prospectus.

ATA Title Company

Overview. On April 1, 2021, CNL Strategic Capital, LLC (referred to herein as “we”, “us”, “our” or the “Company”), through our wholly-owned subsidiary, Huron Title Buyer, LLC, entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) pursuant to which we acquired an approximately 75% interest in the common equity membership interest units of ATA Holding Company, LLC (“ATA”) for consideration of approximately $36 million, subject to certain post-closing adjustments (the “Acquisition”). Additionally, on the closing date of the Acquisition, we, through our wholly-owned subsidiary, ATA Strategic Capital DebtCo, LLC, made an approximately $37 million debt investment in subsidiaries of ATA in the form of senior secured notes. The remaining ATA units of equity membership interest are owned by members of the ATA executive management team and former controlling interest owners.

Company Overview. Founded in 1999 and headquartered in Farmington Hills, MI, ATA is a leading national independent title insurance agency and settlement service provider for the residential resale, residential refinance, commercial and default markets. Its brands include ATA National Title Group, Greco Title Agency, Midstate Title Agency, Seaver Title Agency and Talon Title Agency. ATA has over 400 employees across 60 offices in the Great Lakes Region (Michigan, Indiana, Ohio and Illinois).

Investment Highlights. ATA’s scale and broad service offering allow it to process closings with minimal outsourcing resulting in higher quality, consistent transaction execution. Further, we believe ATA’s higher touch service is a key distinguishing element for its customers. Although the residential resale and refinance business is driven in part by residential housing market and interest rates, we believe that ATA’s diversified business model positions it well for various market cycles. The total revenue for ATA for the year ended December 31, 2020 was approximately $75 million. ATA’s total revenue has grown at a compound annual growth rate of approximately 6% from 2011 to 2020.

Industry. ATA’s business has nationwide reach through key underwriter relationships and is in the top one percent (1%) of U.S. independent title insurance agencies by volume completing over 50,000 transactions in 2020. ATA is the largest independent agency in the Great Lakes Region with the second largest independent competitor only two-thirds the size.

Growth Opportunities. We believe the following are key growth opportunities for ATA: (i) geographic expansion, (ii) further building the company’s sales function to accelerate organic growth and (iii) accretive acquisitions.